December 6, 2006

Cheryl Grant

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 3720

Washington, D.C. 20549

Re:	Transforma Acquisition Group Inc.
Registration Statement on Form S-1
File No. 333-137263

Dear Ms. Grant:

On behalf of our client, Transforma Acquisition Group Inc., a Delaware corporation (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-137263, of the Registrant (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on October 31, 2006. The Registration Statement has been revised to effect certain changes that the Registrant deems appropriate.

We would be grateful if the Staff of the Commission would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Ranan Well
Ranan Well

cc:	Larry J. Lenhart
Jon Lambert
Floyd I. Wittlin
Brent T. Salmons
Samir A. Gandhi